MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

July 13, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

MIRANDA GOLD CORP. SIGNS LETTER OF INTENT TO JOINT VENTURE RED CANYON

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has signed a binding Letter of Intent with Romarco Minerals Inc. (“Romarco”) (TSX-V: R) whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.

Under the terms of the Letter of Intent, to be replaced by a definitive option agreement, Romarco can earn a 60% interest by spending US$3,000,000 over five years. A work expenditure of US$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.

Miranda’s President and CEO, Ken Cunningham is pleased to welcome Romarco as a partner and feels both companies will benefit from the aggressive approach to exploration that is outlined in the agreement.  Romarco’s exploration is led by their Vice President, Dr. Tommy Thompson, who is currently Director of the Ralph J. Roberts Center for Research in Economic Geology, Mackay School of Mines, University of Nevada-Reno.  As such, Dr. Thompson brings considerable knowledge and expertise regarding Carlin-type deposits to the Red Canyon project.  Miranda’s exploration team, which includes Vice President Joe Hebert and Senior Project Geologist Steve Koehler, have spent the last several months reviewing and modeling targets at Red Canyon from data generated by past joint venture partner, Newmont.  The combined exploration expertise of the two companies will provide a sound basis for future work at Red Canyon.

The Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold’s Tonkin Springs property on the south and covers an erosional “window” that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. The Cortez Hills project has a reported resource of 8.5 million ounces. Pending approval of drill sites and drill availability, Romarco intends to conduct an initial drill campaign in 2006.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp. and now Romarco Minerals Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 604-689-1659.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.